EXHIBIT 99.9

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Turquoise Hill Resources Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of and reference to my name as a qualified person for the Oyu Tolgoi Technical Report dated March 25, 2013, under the headings “Description of the Business – Qualified Persons” and “Description of the Business – Oyu Tolgoi Project”, and to the use of and reference to my name in “Interests of Experts”, (i) in the Company’s Annual Information Form for the year ended December 31, 2012, dated March 25, 2013, (ii) in the 40-F, and (iii) to the incorporation by reference of such information in the Company’s Form S-8 (333-113048, 333-128205, 333-135595, 333-143550 and 333-160783).

Sincerely,

/s/ Alan Riles
Name: Alan Riles Title: Principal Metallurgical Consultant
Company: AMC Consultants Pty Ltd.

Date: March 25, 2013